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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  OPAL, INC.
                          (NAME OF SUBJECT COMPANY)

                                  OPAL, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                 683474-10-0
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HENRY SCHWARZBAUM
       CHIEF FINANCIAL OFFICER, VICE PRESIDENT OF FINANCE AND SECRETARY
                             3203 SCOTT BOULEVARD
                            SANTA CLARA, CA 95054
                                (408) 727-6060

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
            TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                         PERSON(S) FILING STATEMENT)

                                   COPY TO:

     THOMAS P. STORER, P.C.        STANLEY KOMAROFF, ESQ.         YEHUDA M. LEVY, ADV.
  Goodwin, Procter & Hoar LLP       Proskauer Rose Goetz       Goldfarb, Levy, Eran & Co.
         Exchange Place               & Mendelsohn LLP            2 Ibn Gvirol Street
        Boston, MA 02109                1585 Broadway            Tel-Aviv 64077 Israel
         (617) 570-1000              New York, NY 10036            011-972-3-695-4343
                                       (212) 969-3000

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                              PAGE 1 OF 228 PAGES
                     EXHIBIT INDEX IS LOCATED ON PAGE 15.




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ITEM 1. SECURITY AND SUBJECT COMPANY

   The name of the subject company is Opal, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3203 Scott Boulevard, Santa Clara, CA 95054. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

   This Statement relates to the tender offer being made by Orion Corp. I, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Applied Materials, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 26, 1996 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares at $18.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule 14D-1). As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at 3050 Bowers Avenue, Santa Clara, CA 95054.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 24, 1996 (the "Merger Agreement"), by and among the Company, Parent and the Purchaser. Certain terms of the Merger Agreement are described below in Item 3(b)(2). A copy of the Merger Agreement is filed herewith as Exhibit A and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

   (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   (b)(1) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Company, or its executive officers, directors or affiliates:

   Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers are described in the section entitled "Executive Compensation" in Annex I hereto.

   Executive officers of the Company hold an aggregate of 171,713 vested options to purchase Shares at prices ranging from $.35 to $9.75 per Share and 215,718 unvested options to purchase Shares at a price of $9.75 per Share which were granted under the Company's Class B Common Stock Option Plan (which terminated in 1994) and the Company's Employee Stock Option Plan. Executive officers of the Company have the right to acquire approximately 2,400 Shares at $10.84 per Share (85% of the fair market value of the Shares at the commencement of the purchase period) under the Company's 1995 Employee Stock Purchase Plan (the "1995 Plan"). Copies of the Class B Common Stock Option Plan, the Employee Stock Option Plan and the 1995 Plan are filed herewith as Exhibits B, C and D, respectively, and are incorporated herein by reference.

   See "The Merger Agreement--Options" for a description of the treatment under the Merger Agreement of options outstanding under the Class B Common Stock Option Plan and the Employee Stock Option Plan and the treatment of outstanding contributions under the 1995 Plan.

   Dan Maydan, a Director of the Company, is the President of Parent. Due to this relationship, Dr. Maydan has waived his right to participate in and has not participated in any deliberations or voting of the Board of Directors of the Company (the "Company Board") relating to the Merger Agreement and the transactions contemplated thereby, including the Merger (as defined in the Offer to Purchase) and the Offer.

   Zvi Lapidot, a Director of the Company, is the Chairman of the Board of Orbot Instruments Ltd., a privately held Israeli company ("Orbot
Instruments"). Concurrently with the execution of the Merger

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Agreement, Parent entered into an agreement with Orbot Instruments and all of its stockholders to acquire all of the outstanding capital stock of Orbot Instruments. Due to this relationship, Zvi Lapidot has waived his right to participate in and has not participated in any deliberations or voting of the Company Board relating to the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer.

   The Company understands that Parent intends to offer terms of employment to Rafi Yizhar, the Company's Chief Executive Officer and President, and Israel Niv, the Company's General Manager and Executive Vice President of Sales and Marketing, following the Merger. Accordingly, each of Rafi Yizhar and Israel Niv, as Directors of the Company, did not participate in the final decisions of the Company Board relating to the Merger Agreement.The Company also understands that certain of the other executive officers of the Company may be offered terms of employment by Parent following the Merger.

   (b)(2) The following describes material contracts, agreements, arrangements, or understandings and any actual or potential conflict of interest between the Company or its affiliates and Parent, the Purchaser, or their respective executive officers, directors or affiliates:

   In connection with the Offer, (i) the Company entered into the Merger Agreement with Parent and the Purchaser and (ii) Parent and the Purchaser entered into separate Stockholder Agreements, dated as of November 24, 1996 (collectively, the "Stockholder Agreements"), with each of Rafi Yizhar, the beneficial owner of an aggregate of 253,922 Shares, Israel Niv, the beneficial owner of an aggregate of 101,878 Shares, Clal Electronics Industries Ltd., the beneficial owner of an aggregate of 2,692,327 Shares ("Clal"), and Orbotech Ltd., the beneficial owner of an aggregate of 1,241,650 Shares (each, a "Selling Stockholder" and, collectively, the "Selling Stockholders"). Summaries of the Merger Agreement and the Stockholder Agreements are set forth below. Copies of such agreements are filed herewith as Exhibits A, E, F, G and H, respectively, and the following summaries are qualified in their entirety by reference to the text of such agreements, which are incorporated herein by reference.

   In connection with the Offer, the Company has entered into a Confidentiality and Nondisclosure Agreement, dated October 21, 1996, with Parent. Pursuant to such agreement, the Company and Parent agreed to provide for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. A copy of the Confidentiality and Nondisclosure Agreement is filed herewith as Exhibit I and is incorporated herein by reference.

   Dan Maydan, a Director of the Company, is the President of Parent. Due to this relationship, Dr. Maydan has waived his right to participate in and has not participated in any deliberations or voting of the Company Board relating to the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer.

THE MERGER AGREEMENT

   The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, amend or waive the condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the Shares outstanding on a fully diluted basis (as defined in the Offer to Purchase), or amend any condition of the Offer in a manner adverse to the holders of Shares (other than with respect to insignificant changes or amendments and subject to certain conditions in the Merger Agreement), except that if on the initial scheduled expiration date all conditions to the Offer shall not have been satisfied or waived, the Purchaser may (and under certain circumstances will be required to) extend the expiration date. The Merger Agreement provides that if, immediately prior to the expiration date of the Offer, as it may be extended, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the Shares outstanding, the Purchaser may extend the Offer for a period not to exceed 30 business days.

   The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, at the effective time

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of the Merger (the "Effective Time"), the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

   The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no law, statute, rule, order, decree or regulation shall have been enacted or promulgated by any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (a "Governmental Entity") of competent jurisdiction which declares the Merger Agreement invalid or unenforceable in any material respect or which prohibits the consummation of the Merger, and all governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and shall be in effect at the Effective Time; (iii) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer, unless such failure to purchase is as a result of a breach of Parent's and the Purchaser's obligations under the Merger Agreement; and (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated.

   At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent, or any Shares which are held by stockholders exercising appraisal rights under Delaware law) will be converted into the right to receive the per share price paid in the Offer, without interest (the "Merger Consideration") and (ii) each issued and outstanding share of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

   The Company's Board of Directors. The Merger Agreement provides that promptly after the purchase by Parent of at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company will, upon request of the Purchaser, use its best reasonable efforts promptly to either increase the size of the Company Board or secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be elected to the Company Board. In the event that Parent's designees are elected to the Company Board, until the Effective Time, the Company Board will have at least three directors who are directors on the date of the Merger Agreement. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

   Stockholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy or information statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement to be mailed to its stockholders, and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The

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Company has agreed, subject to the provisions described below under "No
Solicitation," to include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

   The Merger Agreement provides that in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Delaware law.

   Options. Pursuant to the Merger Agreement, effective as of the Effective Time, and subject to the receipt of certain Israeli Securities Authority approvals, Parent and the Company will cause each outstanding unvested employee stock option to purchase Shares (the "Unvested Options") granted under the Company's stock option plans (collectively, the "Option Plan") to be assumed by Parent and converted into an option (or a new substitute option shall be granted) (a "Parent Option") to purchase shares of common stock, par value $.01 per share (the "Parent Common Stock"), of Parent. Pursuant to the Merger Agreement (i) the number of shares of Parent Common Stock subject to each such Parent Option will be determined by multiplying the number of Shares subject to the Unvested Option to be cancelled by the Option Exchange Ratio (as defined below), rounding any fractional share up to the nearest whole share, and (ii) the exercise price per share of such Parent Option will be determined by dividing the exercise price per share under the Unvested Option in effect immediately prior to the Effective Time by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent, subject to appropriate adjustments for stock splits and other similar events. Except as provided above, the converted or substituted Parent Options will be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the Unvested Options immediately prior to the Effective Time. The issuance of Parent Options as provided above is subject to, and conditioned upon, obtaining an exemption by the Israeli Securities Authority from the registration and prospectus delivery requirements of certain Israeli securities laws. In the event such exemption is not obtained, unless Parent elects to comply with the applicable requirements of the Israeli securities laws, all Unvested Options held by the 35 persons holding the greatest aggregate amount of Unvested Options will be treated as described above and exchanged for Parent Options and the remaining Unvested Options will be treated in the same manner as the Vested Options (as defined below) described below. For purposes of the Merger Agreement, the "Option Exchange Ratio" is
(x) the Offer Price divided by (y) the average of the closing prices of the Parent Common Stock on the Nasdaq National Market System during the ten trading days preceding the fifth trading day prior to the Closing Date.

   Immediately before the Effective Time, each outstanding fully vested employee stock option to purchase Shares (a "Vested Option," and together with an Unvested Option, a "Company Option") granted under the Option Plan, subject to certain limited exceptions and subject to the receipt of certain Israeli Securities Authority approvals and the consent of holders of Vested Options, will be surrendered to the Company and will be cancelled and the Company or the Surviving Corporation will pay to each holder of a Vested Option, by check, an amount equal to (i) the product of the number of the Shares which are issuable upon exercise of such Vested Option, multiplied by the Offer Price, less (ii) the aggregate exercise price of such Vested Option.

   In addition, except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Option Plan and the 1995 Plan will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time. However, each participant in the 1995 Plan will be entitled to receive, pursuant to the 1995 Plan, a number of Shares based upon such participant's contributions in accordance with the provisions of the 1995 Plan for the

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Purchase Period (as defined in the 1995 Plan) ending December 31, 1996, or such part of such Purchase Period as has been completed at the Effective Time, and at the applicable purchase price per Share determined in accordance with the provisions of the 1995 Plan for such Purchase Period, provided that no such participant will be entitled to increase his or her rate of contribution after the date of the Merger Agreement, and the Shares so purchased will immediately be exchanged for cash pursuant to the Merger.

   Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or agreed to in writing by Parent, prior to the time the directors of the Purchaser constitute a majority of the Company Board, the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and to the extent consistent therewith, each of the Company and its subsidiaries will use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and (a) the Company will not, directly or indirectly, (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any treasury stock of the Company or any capital stock of any of its subsidiaries beneficially owned by it; (ii) amend its Certificate of Incorporation or By-Laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or preferred stock or any outstanding capital stock of any of the subsidiaries of the Company; and (b) neither the Company nor any of its subsidiaries shall (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on November 24, 1996 pursuant to the exercise of Company Options outstanding on November 24, 1996 or pursuant to the 1995 Plan; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; (iv) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock, except pursuant to stock restriction agreements with employees existing on November 24, 1996; (v) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or key employees, except inflationary increases given in accordance with past practice or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement including, without limitation, the Option Plan and the 1995 Plan; (vi) enter into any employment or severance agreement with, or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries;
(vii) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (viii) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; (ix) incur or assume any long-term debt, or, except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (x) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (xi) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company); (xii) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate); (xiii) change any of the accounting methods used by it unless required by generally accepted accounting principles; (xiv) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries; (xv) adopt a plan of complete or partial liquidation,

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dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger); (xvi) take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Offer or any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Offer or the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; or (xvii) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

   No Solicitation. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries will (and the Company will use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"), except that the Company and the Company Board are not prohibited from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as described below, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. The Company also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Merger Agreement provides that the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal
(i) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company Board relating to any such transaction which the Company Board determines in good faith represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining additional financing and (ii) if, in the opinion of the Company Board, only after receipt of advice from independent legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations could reasonably be expected to cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies clauses (i) and (ii) is referred to in the Merger Agreement as a "Superior Proposal"). The Company will immediately notify Parent of the existence of any proposal or inquiry, and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

   Except as provided below, pursuant to the terms of the Merger Agreement, neither the Company Board nor any committee thereof is permitted to (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Company Board may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the second business day following Parent's receipt of written notice advising Parent that the Company Board has received a Superior Proposal,

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specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; provided that the Company may not enter into an agreement with respect to a Superior Proposal unless the Company furnishes Parent with written notice not later than 12:00 noon one day in advance of any date that it intends to enter into such agreement and has caused its financial and legal advisors to negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated herein on such adjusted terms. In addition, if the Company proposes to enter into an agreement with respect to any Acquisition Proposal, it will be required to concurrently with entering into such agreement pay, or cause to be paid, to Parent the termination fee described below under "Termination Fee."

   Indemnification and Insurance. Pursuant to the Merger Agreement, for seven years after the Effective Time, Parent will, and will cause the Surviving Corporation (or any successor to the Surviving Corporation) to, (i) retain all provisions of the Company's Certificate of Incorporation as now in effect respecting the limitation of liabilities of directors and officers and (ii) indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under Delaware law, subject to the Company's Certificate of Incorporation and By-laws. The Merger Agreement also provides that Parent or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than seven years after the Effective Time, provided that Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers. Parent has also agreed that if the existing D&O Insurance expires, is terminated or cancelled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance, but in no event will it be required to pay aggregate premiums for such insurance in excess of 150% of the aggregate premiums paid in 1995 on an annualized basis for such purpose (the "1995 Premium"). If Parent or the Surviving Corporation is unable to obtain substantially similar D&O Insurance, Parent or the Surviving Corporation has agreed to obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the 1995 Premium.

   Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, contracts, potential conflicts of interest, tax matters, litigation, title and condition of properties, vote required to approve the Merger Agreement, undisclosed liabilities, suppliers and customers, information in the Proxy Statement and the absence of any material adverse changes in the Company since December 31, 1995.

   Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company, (a) by mutual consent of the Board of Directors of Parent or the Purchaser and the Company Board, (b) by either the Company Board or the Board of Directors of Parent or the Purchaser
(i) if (x) the Offer shall have expired without any Shares being purchased therein or (y) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer by August 24, 1997, provided that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or the Purchaser to purchase the Shares on or before such date; or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable, (c) by the Company Board (i) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (i) if the Company is at such time in material breach of its obligations under the Merger Agreement; (ii) in connection with entering into a definitive agreement with respect to an Acquisition Proposal; provided it has complied with all of the provisions, including the notice provisions described above under "No Solicitation," and that it makes simultaneous payment of the Termination Fee (as defined below); or (iii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to Parent or the Purchaser, as applicable, (d) by the Board of Directors of Parent or the Purchaser (i) if, due to an occurrence, not involving a breach by Parent or the Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any of the conditions to the Offer, Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (ii) if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (x) would give rise to the failure of a condition described in paragraph (f) or (g) under "Section 14. Conditions to the Offer" in the Offer to Purchase and (y) cannot be or has not been cured within 30 days after the giving of written notice to the Company; or (iii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event described in paragraph (e) under "Section 14. Conditions to the Offer" in the Offer to Purchase.

   In accordance with the Merger Agreement, if (i) the Company Board terminates the Merger Agreement pursuant to clause (c)(ii) of the immediately preceding paragraph, (ii) the Board of Directors of Parent or the Purchaser terminates the Merger Agreement pursuant to clause (d)(iii) of the immediately preceding paragraph, or (iii) prior to the termination of the Merger Agreement (other than by the Company Board pursuant to clauses (c)(i) or (c)(iii) of the immediately preceding paragraph), an Acquisition Proposal shall have been made and within one year of such termination, the Company enters into an agreement with respect to, approves or recommends or takes any action to facilitate an Acquisition Proposal with the person making such original Acquisition Proposal at a price and on terms at least as favorable to the stockholders of the Company as the Offer and the Merger and such later Acquisition Proposal is consummated, the Company has agreed to pay to Parent (concurrently with such termination, in the case of clauses (i) or (ii) above, and not later than the consummation of such later Acquisition Proposal, in the case of clause (iii) above) an amount equal to $4,000,000 (the "Termination Fee"); provided that no Termination Fee will be payable if the Purchaser or Parent was in material breach of its representations, warranties or obligations under the Merger Agreement at the time of its termination.

  STOCKHOLDER AGREEMENTS.

   Tender of Shares. In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into a separate Stockholder Agreement with each of the Selling Stockholders. Upon the terms and subject to the conditions of each of such agreements, each of the Selling Stockholders has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares owned beneficially by such Selling Stockholder (or a total of 4,289,777 Shares, representing approximately 47% of the outstanding Shares on a fully diluted basis). The Selling Stockholders have also consented to the treatment of Company Options held by them as described under "The Merger Agreement--Options" above.

   Stock Option. In order to induce Parent and the Purchaser to enter into the Merger Agreement, each of the Selling Stockholders has granted to Parent an irrevocable option (a "Stock Option") to purchase such Selling Stockholder's Shares (the "Option Shares") at an amount (the "Purchase Price") equal to the Offer Price. Pursuant to each of the Stockholder Agreements, if (i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser (whether due to the failure of any of the conditions set forth in Section 14 of the Offer to Purchase or otherwise), other than at a time when Parent or the Purchaser is in material breach of the terms of the Merger Agreement, or (ii) the Merger Agreement is terminated in accordance with its terms, other than as a result of certain material breaches by Parent or the Purchaser of the terms of the Merger Agreement, the Stock Options will, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable in whole until the date which is 60 days after the date of the occurrence of such event (the "60 Day Period"), so long as: (i) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise, shall have expired or been waived, (ii) all other applicable consents of any governmental entity required for the purchase or sale of the Option Shares upon such exercise shall have been granted or otherwise satisfied, and (iii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental entity prohibiting the exercise of the Stock Options pursuant to the Stockholder Agreements. Each of the Stockholder Agreements provides that if (i) all HSR Act waiting periods have not expired or been waived, (ii) all other applicable consents of any Governmental Entity required for the purchase or sale of the Option Shares shall not have been granted or otherwise satisfied, or (iii) or there shall be in effect any such injunction or order, in each case on the expiration of the 60 Day Period, the 60 Day Period shall be extended until 5 business days after the later of (A) the date of expiration or waiver of all HSR Act waiting periods, (B) the grant or other satisfaction of such required consents, and (C) the date of removal or lifting of such injunction or order; provided, however, that in no event will the Stock Option be exercisable after the date which is six months after the date on which the Stock Option first becomes exercisable; provided, further, that the Stock Option will terminate if any Governmental Entity issues an order, decree or ruling or takes any other action (which order, decree, ruling or other action the parties to each of the Stockholder Agreements will use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits Parent's exercise of the Stock Option or the sale of the Option Shares to Parent by the Selling Stockholders.

   Resale of the Option Shares. Each of the Stockholder Agreements provides that if, within 12 months following the acquisition by the Purchaser of the Option Shares, Parent or its affiliates sell, transfer or otherwise dispose of any or all of the Option Shares to any third party (other than to another affiliate of Parent) (a "Subsequent Sale") and realizes a Profit (as defined below) from such Subsequent Sale, then Parent will pay to the Selling Stockholder an amount equal to 95% of the Profit, promptly upon receipt of the proceeds from such Subsequent Sale. "Profit" is defined in each of the Stockholder Agreements to mean (A) the amount of the excess, if any, of (x) the aggregate consideration received by Parent or its affiliates in connection with a Subsequent Sale over (y) the product of (i) the number of Shares sold, transferred or disposed of multiplied by (ii) the Purchase Price less (B) any taxes or any other payment of any nature due or payable by Parent with respect to the amount specified in clause (A), other than Parent's or the Purchaser's expenses incurred in connection with the negotiation, execution and delivery of the Stockholder Agreements and the Merger Agreement. In the event the consideration received by Parent in a Subsequent Sale is other than cash, each of the Stockholder Agreements provides that the Selling Stockholder shall be entitled to the same form of consideration as received by Parent in such Subsequent Sale or, at Parent's election, an amount in cash equal to the fair market value of such other consideration that the Selling Stockholder would have been entitled to.

   Provisions Concerning the Shares. The Selling Stockholders have agreed that during the period commencing on the date of each of the Stockholder Agreements and continuing until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, the Selling Stockholders will vote (or cause to be voted) the Shares held of record or beneficially owned by each of such Selling Stockholders: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and each of the Stockholder Agreements and any actions required in furtherance thereof; and (ii) against any Acquisition Proposal, and against any action or agreement that would impede, frustrate, prevent or nullify each of the Stockholder Agreements or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Offer or to the Merger not being fulfilled. In addition, each of the Selling Stockholders has appointed representatives of Parent as proxies to vote such Selling Stockholder's Shares or grant a consent or approval in respect of such Shares in favor of the various transactions contemplated by the Merger Agreement and against any Acquisition Proposal. Each of the Selling Stockholders also agreed not to transfer such Selling Stockholder's Shares and not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal.

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

   Other Covenants, Representations, Warranties. In connection with each of the Stockholder Agreements, each of the Selling Stockholders made certain customary representations and warranties, including with respect to (i) ownership of the Shares, (ii) the Selling Stockholder's authority to enter into and perform its or his obligations under the Stockholder Agreement,
(iii) the absence of conflicts and requisite governmental consents and approvals, and (iv) the absence of encumbrances on and in respect of the Selling Stockholder's Shares. Parent and the Purchaser have made certain representations and warranties with respect to Parent and the Purchaser's authority to enter into the Stockholder Agreements and the absence of conflicts and requisite governmental consents and approvals.

   In each of the Stockholder Agreements, Parent agreed that, in the event that within three years following Parent's exercise of a Stock Option, Parent, the Purchaser or any of their subsidiaries acquires any additional Shares from, or pursuant to an offer made to all of the Company's stockholders, whether by merger, consolidation, tender offer or other similar transaction, the price paid per Share would be no less than the Purchase Price.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

   (a) Between August and November 1995, Mr. Mendy Erad, the Company's Chairman and the Managing Director of Clal, discussed with Dr. Dan Maydan, the President of Parent, Clal's view of the strategic opportunities in the metrology and inspection business (the "M&I Business") in Israel, including the benefits to the global competitiveness of certain participants that might result from an industry consolidation. Dr. Maydan joined the Company Board in November 1995. Since December 1995, Mr. Erad and Mr. Dennis Hunter, Managing Director, Corporate Development of Parent, discussed from time to time the possibilities of enhancing Clal's and initiating Parent's participation in the M&I Business, including by forming a joint venture to acquire interests in various companies (including the Company) engaged in the M&I Business principally in Israel.

   During this period, management of the Company was considering various options for expansion of the Company, which were presented at a meeting of the Company Board on July 18, 1996. The Company Board directed management to pursue such options. Thereafter, management and Mr. Erad sought to initiate discussions with Orbot Instruments, an Israeli company involved in a different segment of the M&I Business, with regard to a possible merger of the two companies. After considering the unfavorable response of management of Orbot Instruments, management of the Company determined to continue its discussions with Parent.

   Discussions continued during the Spring of 1996 regarding various participation opportunities and the goals of the respective companies. During July 1996, Mr. James C. Morgan, the Chairman and Chief Executive Officer of Parent, informed Mr. Erad of Parent's decision to explore entry into the M&I Business alone, rather than through a joint venture with Clal.

   Notwithstanding Parent's July decision, during August and September 1996, representatives of Parent, together with representatives of Parent's financial advisors and legal counsel, met with Mr. Erad and legal counsel and a tax advisor to discuss alternative transaction approaches that would enable Clal to participate with Parent in the M&I Business, including through the possible acquisition of the Company. Following these meetings, Clal determined that the complexity and timing of a collaborative transaction involving Clal and Parent would not be in the best interests of the Company and its stockholders, and Parent reaffirmed its conclusion that it would not be in Parent's best interests to include Clal in its contemplated efforts to enter the M&I Business.

   On October 20, 1996, the Company engaged Robertson, Stephens & Company LLC ("RS & Co.) and Evergreen Capital Markets Ltd. ("Evergreen") to assist the Company in its evaluation of any offer which might be made by Parent.

   On October 21, 1996, Parent and the Company entered into a confidentiality agreement preceding Parent's review of certain confidential information concerning the Company. Subsequently, there were meetings in the United States and Israel to review and analyze Company information.

   During meetings in late October and early November 1996, representatives of Parent's financial advisors met with the Company's financial advisors to discuss valuation parameters of the Company. In addition, a representative of Parent's legal counsel met with representatives of the Company's legal counsel to discuss generally the terms and conditions of a possible transaction between Parent and the Company. At these meetings, Parent's financial advisors and legal counsel stated that it was an express condition to Parent's willingness to enter into an agreement to acquire the Company that there be an agreement along the lines of the Stockholder Agreements.

   At a meeting of the Company Board held on November 7, 1996, the Company Board authorized Mr. Erad to continue discussions with representatives of Parent regarding the possible acquisition of the Company by Parent. At a meeting on November 10, 1996, representatives of Parent and the Company began negotiating the terms of a definitive agreement providing for Parent's acquisition of the Company. At a meeting of the Company Board held on November 10, 1996, Mr. Erad reported to the Company Board on the status of his discussions with representatives of Parent.

   Following further negotiations on November 11, 1996, representatives of Parent indicated that they would be prepared to recommend to Parent's Board of Directors that Parent pay a price of $18.50 per Share in cash to acquire the Company, conditioned upon the willingness of the Selling Stockholders to sign the Stockholder Agreements providing for the sale of the Shares owned by each of them to Parent at a price per Share equal to the price paid in the Offer, through a tender of such Shares in the Offer or otherwise.

   On November 17, 1996, the Company Board (other than Zvi Lapidot and Dan Maydan) reviewed the proposed transaction, received reports from RS & Co. and legal counsel and engaged in lengthy deliberations with respect thereto.

   Negotiations between Parent and the Company continued through November 22, 1996, culminating in Parent and the Company agreeing upon a form of Merger Agreement and a form of the Stockholder Agreements which were presented to and approved by Parent's Board of Directors at a meeting held on November 22, 1996, subject to the finalization of certain open items.

   After completion of final negotiations, at a meeting of the Company Board held on November 24, 1996, at which RS & Co. delivered its opinion as to the fairness of the Offer Price to the Company's stockholders from a financial point of view, the Company Board, by unanimous vote (with Messrs. Zvi Lapidot, Dan Maydan, Rafi Yizhar and Israel Niv not participating in the vote of the Company Board relating to the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby because of the circumstances described in the last three paragraphs under Item 3(b)(1) hereof and under Item 3(b)(2) hereof), determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the Company and its stockholders, approved the Merger Agreement and the Stockholder Agreements and the transactions contemplated thereby, including the Offer and the Merger, and resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant thereto and approve the Merger Agreement and the transactions contemplated thereby. Following this approval, the Merger Agreement and the Stockholder Agreements were executed and the transactions were publicly announced before financial markets opened on November 25, 1996. Copies of a press release and a letter to stockholders announcing such recommendations are filed herewith as Exhibits J and K, respectively, and are incorporated herein by reference.

   In addition, on November 24, 1996, Parent entered into an agreement to acquire all of the outstanding capital stock of Orbot Instruments, whose Chairman is also a director of the Company, for $110 million. Certain stockholders of the Company have stockholders that are also stockholders of Orbot Instruments.

   (b) In reaching its determination described in the next to last paragraph of (a) above, the Company Board gave careful consideration to a number of factors, including, without limitation, the following:

     (i) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

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

     (ii) The terms and conditions of the Stockholder Agreements, which were a condition to Parent's willingness to agree to the Offer and the Merger and which provide that the Selling Stockholders would receive the same consideration per Share as would all other holders of Shares in the Offer and the Merger.

     (iii) Presentations by the Company's financial advisors regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent, based on projections prepared by the Company's management.

     (iv) Current industry, economic and market conditions, including the acquisitions and consolidations taking place in the industry.

     (v) Historical market prices and trading information with respect to the Shares and Parent Common Stock.

     (vi) Publicly available information concerning other companies comparable to the Company and the trading history of the stock of each such company.

     (vii) Certain information regarding other companies in the same or related industries which might represent potential acquirors of the Company.

     (viii) The presentations of RS & Co. and Evergreen at the November 17, 1996 and November 24, 1996 meetings of the Company Board and the written opinion to the Company Board, dated November 24, 1996, of RS & Co. that, as of the date of the opinion and based upon and subject to the matters set forth in the opinion, the offer price of $18.50 in cash per Share to be received by the stockholders of the Company in connection with the Offer and the Merger is fair to such holders from a financial point of view. A copy of such opinion which sets forth the assumptions made, matters considered and review undertaken by RS & Co. in connection with its opinion is filed herewith as Exhibit L and is incorporated herein by reference. Stockholders are urged to read the opinion carefully in its entirety.

     (ix) The fact that the $18.50 per Share price to be paid in the Offer and the Merger represents a premium of 52.6% over $12.125, the closing price of the Shares on the Nasdaq National Market System on November 22, 1996, the last full trading day prior to the execution and delivery of the Merger Agreement, a premium of 97.3% over $9.375, the closing price of the Shares on the Nasdaq National Market System on November 8, 1996, ten trading days prior to the execution and delivery of the Merger Agreement, and a premium of 84.3% over $10.04, the average closing price of the Shares on the Nasdaq National Market System for the 30 trading days ending on the last full trading day prior to the execution and delivery of the Merger Agreement.

     (x) The fact that the terms of the Merger Agreement, including the price to be paid, compare favorably to the terms and prices paid in other recent acquisition transactions.

     (xi) The terms and conditions of the Merger Agreement, including the facts that the Offer is not subject to a financing condition, that Parent and the Purchaser have agreed that Shares not purchased in the Offer will receive the same form and amount of consideration as Shares purchased in the Offer pursuant to the Merger, and that the Company may terminate the Merger Agreement and pay Parent a termination fee of approximately $4 million (or approximately $.46 per outstanding Share) in order to permit the Company to execute an agreement with a third party providing for the acquisition of the Company on terms more favorable to the Company's stockholders (as determined by the Company Board) than the Offer and the Merger.

     (xii) Possible alternatives to the Merger and the Offer that might be available to the Company and its stockholders, including without limitation, continuing to operate the Company as an independent entity and the risks associated therewith, particularly in light of Parent's intention to enter the M&I Business.

     (xiii) The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives and agents from encouraging, solicit-ing, participating in or initiating discussions or negotiations with, or providing any information to any person or entity concerning any potential Acquisition Proposal does permit the Company to furnish information to, and negotiate and participate in discussions and negotiations with, any person or entity that makes an unsolicited written proposal relating to an Acquisition Proposal after the date of the Merger Agreement which the Company Board determines in good faith represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining additional financing and, in the opinion of the Company Board, after the receipt of the advice of outside legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations could reasonably be expected to cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law.

   The Company Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendation as being on the totality of the information presented to and considered by it.

   In analyzing the Offer and the Merger, the Company Board was assisted and advised by representatives of RS & Co., Evergreen and representatives of the Company's legal counsel, who reviewed various financial, legal and other considerations, as well as the terms of the Merger Agreement and the Stockholder Agreements, with the Company Board.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   RS & Co. and Evergreen (collectively, the "Advisors") are acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to a letter agreement dated November 17, 1996 between the Company and the Advisors (the "Engagement Letter"), if a sale of, or business combination involving all or a portion of the Shares, or assets of the Company is consummated, a transaction fee will be payable to RS & Co. based on the following schedule: $700,000 if the Aggregate Consideration, as defined in the Engagement Letter, is less than $140 million; $900,000 if the Aggregated Consideration is equal to or greater than $140 million but less than $160 million; $1,000,000 if the Aggregate Consideration is equal to or greater than $160 million but less than $180 million; and $1,200,000 if the Aggregate Consideration is equal to or greater than $180 million. In the event of a business combination involving less than a majority of the stock or assets of the Company is consummated, a minority investment transaction fee will be payable to the Advisors as determined at the time that such transaction is negotiated. In connection with the Offer and the Merger, the Advisors will be entitled to a transaction fee of $1,000,000 of which $500,000 became due on delivery of the fairness opinion with the remainder due upon consummation of the transaction. In addition, the Company has agreed to reimburse the Advisors for their out-of-pocket and incidental expenses, including the fees and disbursements of their counsel, and to indemnify the Advisors against certain liabilities and expenses incurred in connection with their engagement, including liabilities under federal securities laws.

   Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

   (a) No transactions in the Shares have been effected in the past 60 days by the Company or any subsidiary of the Company or, to the best knowledge of the Company, any affiliate or any executive officer or director of the Company, with the following exception:

   Israel Niv, the General Manager, Executive Vice President of Sales and Marketing and a Director of the Company, made bona fide gifts of 77,800 Shares, which he either directly or beneficially owned, on November 1, 1996, to members of his family.

   (b) To the best knowledge of the Company, each of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender their Shares pursuant to the Offer, except to the extent that the tender of such Shares might subject such persons to liability under the provisions of

Section 16(b) of the Exchange Act. Reference is also made to the Stockholder Agreements referred to in Item 3(b)(2), which are filed herewith as Exhibits E, F, G and H.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   (a) Except as set forth in Item 3(b) herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth in Item 3(b) and Item 4 herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

   (a) As a Delaware corporation, the Company is subject to section 203 ("Section 203") of the General Corporation Law of the State of Delaware.
Section 203 prevents an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Stockholder Agreements and the Purchaser's acquisition of Shares pursuant to the Offer, the Merger and the Stockholder Agreements and, therefore, Section 203 is inapplicable to such transactions.

   (b) The information statement attached as Annex I hereto is being furnished in accordance with Rule 14f-1 under the Exchange Act, in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   The following Exhibits are filed herewith:

Exhibit A          --  Agreement and Plan of Merger, dated as of November 24, 1996, among the Company,
                       Parent and the Purchaser.
Exhibit B          --  Opal, Inc. Class B Common Stock Option Plan
Exhibit C          --  Employee Stock Option Plan
Exhibit D          --  1995 Employee Stock Purchase Plan
Exhibit E          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Rafi Yizhar
Exhibit F          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Israel Niv
Exhibit G          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Clal Electronics Industries Ltd.
Exhibit H          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Orbotech Ltd.
Exhibit I          --  Confidentiality and Nondisclosure Agreement dated October 21, 1996
Exhibit J          --  Press Release, dated November 24, 1996
Exhibit K          --  Letter to Stockholders*
Exhibit L          --  Opinion of Robertson, Stephens & Company LLC dated November 24, 1996*

---------------
   * Included in copies mailed to stockholders

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 1996

                                               OPAL, INC.


                                               By:  /s/ Henry Schwarzbaum
                                                  -------------------------
                                                      Henry Schwarzbaum
                                                  Chief Financial Officer,
                                               Vice President of Finance and
                                                         Secretary

                                                                       ANNEX I
                                                             TO SCHEDULE 14D-9
                                  OPAL, INC.
                             3203 SCOTT BOULEVARD
                            SANTA CLARA, CA 95054

                      INFORMATION STATEMENT PURSUANT TO
                       SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

   This Information Statement, which is being mailed on or about November 26, 1996 to the holders of shares of the Common Stock, par value $.01 per share (the "Shares"), of Opal, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the possible election of persons ("Parent's Designees") designated by Applied Materials, Inc., a Delaware corporation ("Parent"), to the Board of Directors of the Company (the "Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of November 24, 1996 (the "Merger Agreement"), by and among the Company, Parent and Orion Corp. I, a Delaware corporation that is a wholly owned subsidiary of Parent (the "Purchaser"). In accordance with the Merger Agreement, Parent caused the Purchaser to commence an offer to purchase all of the issued and outstanding Shares at $18.50 per Share, net to the seller in cash (the "Offer"), on November 26, 1996. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that at least a majority of outstanding Shares on a fully diluted basis (as defined in the Merger Agreement) are validly tendered and not withdrawn prior to the expiration of the Offer and to certain other conditions. The Merger Agreement provides that, subject to
(i) the consummation of the Offer, (ii) the approval of the Merger Agreement at a meeting of the Company's stockholders, if required by applicable law, and (iii) the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company being the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Parent, the Purchaser or any wholly owned subsidiary of Parent, or Shares which are held by stockholders who have complied with the procedures for appraisal set forth in
Section 262 of the General Corporation Law of the State of Delaware) will, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holder thereof, be converted into the right to receive $18.50 in cash, or any higher price paid per Share in the Offer (the "Merger Price"), payable to the holders thereof without interest thereon upon the surrender of the certificates representing such Shares. All Shares owned by the Company as treasury stock and any Shares owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent, will be canceled in the Merger. Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation.

   Pursuant to the Merger Agreement, effective as of the Effective Time, and subject to the receipt of certain Israeli governmental approvals and exemptions, Parent and the Company will cause each outstanding unvested employee stock option to purchase Shares (the "Unvested Options") granted under the Company's stock option plans (collectively, the "Option Plan") to be assumed by Parent and converted into an option (or a new substitute option will be granted) (a "Parent Option") to purchase shares of common stock, par value $.01 per share (the "Parent Common Stock"), of Parent. Pursuant to the Merger Agreement (i) the number of shares of Parent Common Stock subject to each such Parent Option will be determined by multiplying the number of Shares subject to the Unvested Option to be cancelled by the Option Exchange Ratio (as defined below), rounding any fractional share up to the nearest whole share, and (ii) the exercise price per share of such Parent Option will be determined by dividing the exercise price per share under the Unvested Option in effect immediately prior to the Effective Time by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent, subject to appropriate adjustments for stock splits and other similar events. Except as provided above, the converted or substituted Parent Options will be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the Unvested Options immediately prior to the Effective Time. The issuance of Parent Options as provided above is subject to, and conditioned upon, obtaining an exemption by the Israeli Securities Authority from the prospectus delivery requirement under Israeli securities laws. In the event such exemption is not obtained, unless Parent elects to comply with the applicable requirements of the Israeli securities laws, all Unvested Options held by the 35 persons holding the greatest aggregate amount of Unvested Options will be treated as described above and exchanged for Parent Options and the remaining Unvested Options will be treated in the same manner as the Vested Options (as defined below) described below. For purposes of the Merger Agreement, the "Option Exchange Ratio" is (x) the Offer Price divided by (y) the average of the closing prices of the Parent Common Stock on the Nasdaq National Market System during the ten trading days preceding the fifth trading day prior to the Closing Date.

   Immediately before the Effective Time, each outstanding fully vested employee stock option to purchase Shares (a "Vested Option," and together with an Unvested Option, a "Company Option") granted under the Option Plan, subject to certain limited exceptions and subject to the receipt of certain Israeli governmental approvals and exemptions, will be surrendered to the Company and will be cancelled and the Company or the Surviving Corporation will pay to each holder of a Vested Option, by check, an amount equal to (i) the product of the number of the Shares which are issuable upon exercise of such Vested Option, multiplied by the Offer Price, less (ii) the aggregate exercise price of such Vested Option.

   In addition, except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Option Plan and the Company's 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan") will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time. However, each participant in the Stock Purchase Plan will be entitled to receive, pursuant to the Stock Purchase Plan, a number of Shares based upon such participant's contributions in accordance with the provisions of the Stock Purchase Plan for the Purchase Period (as defined in the Stock Purchase Plan) ending December 31, 1996, or such part of such Purchase Period as has been completed at the Effective Time, and at the applicable purchase price per Share determined in accordance with the provisions of the Stock Purchase Plan for such Purchase Period, provided that no such participant will be entitled to increase his or her rate of contribution after the date of the Merger Agreement, and the Shares so purchased will immediately be exchanged for cash pursuant to the Merger.

   The Merger Agreement provides that promptly after the purchase by Parent of at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company will, upon request of the Purchaser, use its best reasonable efforts promptly to either increase the size of the Company Board or secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be elected to the Company Board. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

   The Merger Agreement also provides that, in the event that Parent's Designees are elected to the Company Board, until the Effective Time, the Company Board will have at least three directors who were directors on the date of the Merger Agreement (the "Independent Directors"), provided that, in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate three persons to fill such vacancies who will not be stockholders, affiliates or associates of Parent or the Purchaser and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that Parent's Designees are elected to the Company Board, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the Merger Agreement provides that the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's and the Purchaser's respective obligations under the Merger Agreement, (iv) take any other action by the Company Board under or in connection with the Merger Agreement or the Stockholder Agreements, or (v) approve any other action by the Company which could adversely affect the interests of the stockholders of the Company (other than Parent, the Purchaser and their affiliates other than the Company and its subsidiaries) with respect to the transactions contemplated by the Merger Agreement.

   The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and the Stockholder Agreements and other information concerning the Offer and the Merger are contained in the Offer to Purchase, dated November 26, 1996, the related Letter of Transmittal, dated November 26, 1996, and the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated November 26, 1996, as amended from time to time (the "Schedule 14D-9") with respect to the Offer, copies of which have been previously delivered to stockholders of the Company. Certain other documents (including the Merger Agreement and the Stockholder Agreements) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on
Schedule 14D-1, dated November 26, 1996, as amended from time to time (the "Schedule 14D-1") of Parent and the Purchaser and as exhibits to the Schedule 14D-9. The exhibits to the Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC). The discussion of any such document included herein is qualified in its entirety by reference to the text of such document.

   NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF PARENT'S DESIGNEES TO THE BOARD. HOWEVER, SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT") REQUIRES THE MAILING TO THE COMPANY'S STOCKHOLDERS OF THE INFORMATION SET FORTH IN THIS INFORMATION STATEMENT PRIOR TO A CHANGE IN A MAJORITY OF THE COMPANY'S DIRECTORS.

   The information contained in this Information Statement concerning Parent, the Purchaser and Parent's Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Parent and the Purchaser are located at 3050 Bowers Avenue, Santa Clara, CA 95054.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

   The outstanding voting securities of the Company as of November 24, 1996 consisted of 8,743,583 Shares, each of which is entitled to one vote.

STOCK OWNERSHIP

   The following table sets forth certain information regarding the ownership of the Company's outstanding Shares as of November 24, 1996 (i) by each person who is known to the Company to own beneficially more than 5% of the outstanding Shares, (ii) by each Director and executive officer, and (iii) by all Directors and executive officers as a group. Unless otherwise indicated, the address of each person is c/o Opal, Inc., 3203 Scott Boulevard, Santa Clara, CA 95054.

                                                         AMOUNT         PERCENT OF
                   NAME AND ADDRESS OF BENEFICIAL     BENEFICIALLY      OUTSTANDING
TITLE OF CLASS                 OWNER                      OWNED       COMMON STOCK(1)
--------------  ----------------------------------  ---------------  ---------------
Common Stock    Clal Electronics Industries Ltd.        2,692,327          30.2%
$.01 par value    5 Druyanov Street
                  Tel Aviv, Israel
                Orbotech Ltd.                           1,241,650          13.9
                  Yavne, Israel
                Mendy Erad                              2,692,327(2)       30.2
                Meir Ben-Shoshan                        2,692,327(3)       30.2
                Robert Brill                               10,791(4)          *
                Uzia Galil                              1,242,650(5)       13.9
                Zvi Lapidot                             1,241,650(6)       13.9
                Dan Maydan                                      0             *
                Israel Niv                                157,830(7)        1.8
                Amram Rasiel                               73,672             *
                Rafi Yizhar                               327,732(8)        3.7
                Mannie Dorfan                              81,174(9)          *
                Henry Schwarzbaum                          45,506(10)         *
                Michael Sheinfeld                          60,407(11)         *
                All current executive officers and      4,692,089(12)      52.6
                  Directors as a group (12 persons)

------------

   Less than 1% *

(1) Percentage of ownership in each case is based upon 8,743,583 Shares outstanding as of November 24, 1996 together with applicable options for each stockholder determined in accordance with Rule 13d-3 promulgated under the Exchange Act.

(2) Includes 2,692,327 shares beneficially owned by Clal Electronics Industries Ltd. ("Clal Electronics"), of which Mr. Erad is the Managing Director. Mr. Erad disclaims beneficial ownership of such shares.

(3) Includes 2,692,327 shares beneficially owned by Clal Electronics, of which Mr. Ben-Shoshan is a Vice President. Mr. Ben-Shoshan disclaims beneficial ownership of such shares.

(4) Includes 10,791 shares beneficially owned by Poly Ventures Associates, L.P., of which Dr. Brill is a Managing General Partner. Dr. Brill disclaims beneficial ownership of such shares except as to his proportionate partnership interest therein.

(5) Includes 1,241,650 shares beneficially owned by Orbotech Ltd., of which Mr. Galil is a director. Mr. Galil disclaims beneficial ownership of such shares.

(6) Includes 1,241,650 shares beneficially owned by Orbotech Ltd., of which Mr. Lapidot is the Chairman of the Board of Directors. Mr. Lapidot disclaims beneficial ownership of such shares.

(7) Includes 55,952 shares subject to outstanding stock options held by Dr. Niv that are currently exercisable or exercisable within 60 days of November 24, 1996.

(8) Includes 73,810 shares subject to outstanding stock options held by Mr. Yizhar that are currently exercisable or exercisable within 60 days of November 24, 1996.

(9) Includes 19,881 shares subject to outstanding stock options held by Mr. Dorfan that are currently exercisable or exercisable within 60 days of November 24, 1996.

(10) Includes 17,738 shares subject to outstanding stock options held by Mr. Schwarzbaum that are currently exercisable or exercisable within 60 days of November 24, 1996. Also includes 19,286 shares owned by Mr. Schwarzbaum's wife and 8,000 shares owned by Mr. Schwarzbaum's children.

(11) Includes 13,810 shares subject to outstanding stock options held by Mr. Sheinfeld that are currently exercisable or exercisable within 60 days of November 24, 1996.

(12) Includes 181,191 shares subject to outstanding stock options held by executive officers that are currently exercisable or exercisable within 60 days of November 24, 1996.

                       DIRECTORS AND EXECUTIVE OFFICERS

PARENT'S DESIGNEES

   Parent has informed the Company that it will choose the Parent Designees from its directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. Parent has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a Director, if so designated. The information on such Schedule I is incorporated herein by reference.

   With the exception of Dan Maydan, the President of the Parent and a Director of the Company, none of Parent's Designees or their associates currently is a Director of, or holds any position with, the Company. To the best knowledge of the Company, none of Parent's Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its Directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

CURRENT DIRECTORS

   The following table sets forth certain information with respect to the current Directors of the Company as of November 24, 1996.

                           EXPIRATION                                              DIRECTOR
NAME                AGE   DATE OF TERM            PRINCIPAL OCCUPATION              SINCE
----------------  -----  ------------  ----------------------------------------  ----------
Rafi Yizhar .....   48        1998     Chief Executive Officer and                   1991
                                         President of the Company
Israel Niv ......   43        1999     General Manager and Executive Vice            1995
                                         President of Sales and Marketing of
                                         the Company
Meir Ben-Shoshan    66        1997     Vice President of Clal Electronics            1993
Robert Brill  ...   50        1997     Managing General Partner of Poly              1990
                                         Ventures Associates, L.P.
Mendy Erad ......   48        1998     Managing Director of Clal Electronics         1995
Uzia Galil ......   71        1999     Chairman, President and Chief Executive       1986
                                         Officer of Elron Electronic Industries, Ltd.
Zvi Lapidot .....   52        1998     Chairman of Orbot Instruments Ltd.            1993
Dan Maydan ......   60        1999     President of Applied Materials, Inc. and      1995
                                         Co-Chairman of Applied Komatsu
                                         Technology, Inc.
Amram Rasiel  ...   66        1997     Private Investor                              1987

   Rafi Yizhar has served as Chief Executive Officer and President of the Company since February 1991 and has been a Director of the Company since January 1991. Mr. Yizhar served as Operations Manager of the Company from August 1988 to January 1991. Mr. Yizhar was a co-founder of Optrotech Ltd., which merged with Orbot Systems Ltd. in 1992, forming Orbotech Ltd., a manufacturer of automatic inspection equipment for the printed circuit board industry. From October 1981 to August 1988, Mr. Yizhar held various senior managerial positions, including Operations Manager, at Optrotech, Ltd. From 1974 to 1981, Mr. Yizhar held various managerial positions at Electro Optics Industries, Ltd. ("El Op"), a defense-based advanced electro-optics supplier.

   Israel Niv, a co-founder of the Company, has served as General Manager and Executive Vice President of Sales and Marketing since August 1991, and has been a Director of the Company since February 1995. Dr. Niv served as head of the physics department of the Company from January 1987 to July 1990. From January 1990 to May 1990, Dr. Niv served as Vice President of Research and Development, and from June 1990 to July 1991, he served as Vice President of Marketing of the Company.

From April 1985 to December 1986, Dr. Niv was a senior physicist at Optrotech, Ltd. From 1982 to 1985, Dr. Niv was an assistant professor at the University of Southern California.

   Meir Ben-Shoshan has been a Director of the Company since May 1993. Mr. Ben-Shoshan has been Vice President of Clal Electronics since January 1986. From 1983 to 1985, Mr. Ben-Shoshan served as manager of strategic planning at Bank Leumi. From 1974 to 1980, Mr. Ben-Shoshan served a manager of long range planning at Tadiran Ltd., a diversified electronics manufacturer. Mr. Ben-Shoshan serves as a director of ECI Telecom Ltd., a telecommunications equipment manufacturer, ITL International Technologies (Lasers) Ltd., a defense-based advanced electro-optics supplier, and a number of privately held companies.

   Robert Brill has been a Director of the Company since August 1990. Dr. Brill also served as a Director of the Company from January 1989 to March 1990. Since 1988, Dr. Brill has served as a Managing General Partner for Poly Ventures Associates, L.P. ("Poly Ventures"), a technology-based venture capital firm. Since 1991, Dr. Brill has also been a Managing General Partner of Poly Ventures Associates II, L.P. Prior to joining Poly Ventures, Dr. Brill was the Chief Executive Officer of several high technology companies, and held executive and technical positions with Harris Corporation and International Business Machines Corporation. Dr. Brill serves as a director of Standard Microsystems Corporation, a worldwide supplier of local area networks system products, and a number of privately held companies.

   Mendy Erad has been a Director of the Company since February 1995 and Chairman of the Board of Directors since March 1995. Mr. Erad has been Managing Director of Clal Electronics since February 1995. From October 1993 to January 1995, Mr. Erad served as General Manager of Koor Tourist Enterprises Ltd., a tour organizer and hotel management firm. From May 1988 to September 1993, Mr. Erad served a Division Manager at Tadiran Ltd. Mr. Erad serves as a director of Scitex Corporation Ltd., a manufacturer of color electronic prepress systems, ECI Telecom Ltd., a telecommunications equipment manufacturer, and a number of privately held companies.

   Uzia Galil has been a Director of the Company since December 1986. Mr. Galil served as Chairman of the Board of Directors of the Company from May 1991 to November 1993. Mr. Galil is the founder and Chairman of the Board of Directors of Elron Electronic Industries Ltd. ("Elron"), a high technology holding company, and has served as its President and Chief Executive Officer since its formation in 1962. Mr. Galil serves as Chairman of the Board of Directors of Elbit Ltd. ("Elbit"), a manufacturer of advanced defense, communication and medical diagnostic systems. Mr. Galil served as President of Elbit from 1967 to 1978. Mr. Galil is a director of Elscint Ltd., a manufacturer of computer-based medical diagnostic imaging systems, Orbotech Ltd., Net Manage Inc., an internetworking software supplier, Zoran Corp., a supplier of integrated circuits for digital video and audio compression applications, and a number of private companies held by Elron. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion-Israel Institute of Technology.

   Zvi Lapidot has been a Director of the Company since August 1993. Mr. Lapidot is Chairman of the Board of Directors of Orbot Instruments Ltd. and a director of Orbotech Ltd. Mr. Lapidot was a co-founder of Orbot Systems Ltd. and served as Co-Chief Executive Officer from its formation in June 1983 until its merger with Optrotech Ltd. in October 1992. Mr. Lapidot served as Co-Chief Executive Officer of Orbotech Ltd. from October 1992 to November 1994.

   Dan Maydan has been a Director of the Company since November 20, 1995. He has been President of Parent since January 1994 and a Co-Chairman of Applied Komatsu Technology, Inc. since September 1993. From 1990 through December 1993, he was Executive Vice President of Parent. During 1989 and 1990, Dr. Maydan was a Group Vice President of Parent. From March 1984 through 1989, Dr. Maydan was a Vice President of Parent.

   Amram Rasiel has been a Director of the Company since January 1987. Dr. Rasiel is a private investor and, from December 1989 to May 1990, was Co-Chief Executive Officer of ENSR Corporation, an environmental engineering firm. Dr. Rasiel is currently a director of PRI Automation, Inc., a manufacturer of factory automation systems for the fabrication of integrated circuits, Progress Software Corporation, a supplier of application development software, and a number of privately held companies.

 COMPENSATION OF DIRECTORS

   Directors are not currently compensated by the Company for service as Directors.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

   The Company Board held five meetings and acted twice by unanimous consent during the fiscal year ended December 31, 1995. Each of the Directors of the Company attended at least 75% of the meetings of the Company Board, with the exception of Messrs. Niv and Lapidot, who attended three meetings of the Company Board.

   The Company Board has a standing Audit Committee, Compensation Committee and Executive Committee. The Audit Committee held three meetings, the Compensation Committee held one meeting and acted three times by unanimous consent, and the Executive Committee held one meeting, during the fiscal year ended December 31, 1995. Each of the Directors of the Company attended at least 75% of the meetings of the committees on which such Director served, with the exception of Mr. Lapidot, who attended one meeting of the Audit Committee.

   The Audit Committee reviews internal auditing procedures, the adequacy of internal controls, the results and scope of annual audits, and other services provided by the Company's independent accountants. The Audit Committee meets periodically with management and the independent accountants. During the fiscal year ended December 31, 1995, Messrs. Ben-Shoshan, Brill (from August 3, 1995 through December 31, 1995), Fiaklov (from January 1, 1995 through August 2, 1995) and Lapidot comprised the Audit Committee.

   The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company and administers the incentive compensation and benefit plans of the Company. During the fiscal year ended December 31, 1995, Messrs. Erad, Fialkov and Galil comprised the Compensation Committee.

   With the exception of certain matters specified by Delaware law, the Executive Committee has authority to exercise all the powers and authority of the full Company Board. During the fiscal year ended December 31, 1995, Messrs. Yizhar, Erad, Fialkov and Lapidot comprised the Executive Committee.

EXECUTIVE OFFICERS

   The following table sets forth certain other information with respect to the current executive officers of the Company as of November 24, 1996.

                                                                SERVED AS AN
                                                                  OFFICER
NAME                 AGE                  TITLE                    SINCE
-----------------  -----  -----------------------------------  ------------
Rafi Yizhar ......   48    President, Chief Executive Officer       1988
                             and Director
Israel Niv .......   43    General Manager, Executive Vice          1990
                             President of Sales and Marketing
                             and Director
Henry Schwarzbaum    40    Chief Financial Officer, Vice            1990
                             President of Finance and Secretary
Mannie Dorfan  ...   49    Vice President of Research and           1990
                             Development
Michael Sheinfeld    46    Vice President of Operations             1991

   Biographical information concerning Messrs. Yizhar and Niv is set forth above.

   Henry Schwarzbaum has been Chief Financial Officer and Vice President of Finance since joining the Company in June 1990. Mr. Schwarzbaum has served as Secretary of the Company since November 1991. From June 1989 to May 1990, Mr. Schwarzbaum served as the Vice President of Finance and Administration of Gelman Technologies Ltd., a microporous membrane manufacturer. From November 1986 to May 1989, Mr. Schwarzbaum was employed by Bio-Technologies General Corp., a genetic engineering company, holding the position of Principal Financial and Accounting Officer from June 1988 to May 1989. From 1979 through 1986, Mr. Schwarzbaum held various financial positions at General Foods Corporation.

   Mannie Dorfan has been Vice President of Research and Development since joining the Company in May 1990. Mr. Dorfan served as a Project Manager at Optrotech Ltd. from December 1984 to April 1990. From 1976 to 1984, Mr. Dorfan held various positions at El Op, including Product Development Manager from 1983 to 1984.

   Michael Sheinfeld, a co-founder of the Company, has been Vice President of Operations since February 1991. Mr. Sheinfeld served as head of the mechanics department of the Company from January 1987 to January 1991. Mr. Sheinfeld headed several mechanics development groups at El Op from 1982 to 1987. From 1974 through 1981, Mr. Sheinfeld managed a research and development group at Kulso Ltd., a tool manufacturer for the semiconductor equipment industry.

   Section 16(a) of the Exchange Act requires the Company's Directors, executive officers and holders of more than 10% of the outstanding Shares to file initial reports of ownership and reports of changes in ownership of Shares with the SEC. Based solely on a review of its files, and the representation of its officers and directors, the Company notes that all required filings have been made.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

   The following table sets forth certain information regarding cash compensation paid for services rendered to the Company during the fiscal year ended December 31, 1995 ("Fiscal 1995") and the prior fiscal year of the Company by the Chief Executive Officer and each of the other four highest paid executive officers of the Company.

                                                                                     LONG TERM
                                                 ANNUAL COMPENSATION ($)           COMPENSATION
                                        ---------------------------------------  ---------------
NAME AND                                                           OTHER ANNUAL   NUMBER OF STOCK    ALL OTHER
PRINCIPAL POSITION                YEAR      SALARY       BONUS     COMPENSATION       OPTIONS       COMPENSATION
------------------------------  ------  ------------  ---------  --------------  ---------------  --------------
Rafi Yizhar ...................   1995     $113,861     $58,046         --                 0          $51,595(1)
 Director, President and          1994       91,864      41,418         --            88,572           16,449(2)
 Chief Executive Officer
Israel Niv ....................   1995      563,659(3)   30,000         --                 0           15,476(4)
 Director and Executive Vice      1994      341,754(5)   20,000         --            67,143           15,240(6)
 President of Sales and
 Marketing
Henry Schwarzbaum .............   1995      100,663      41,487         --            20,000           20,817(7)
 Chief Financial Officer,         1994       73,274      12,425         --            11,286            8,997(2)
 Vice President of Finance and
 Secretary
Mannie Dorfan .................   1995      100,663      41,487         --                 0           20,448(8)
 Vice President of Research       1994       80,376      24,851         --            23,858           19,346(9)
 and Development
Michael Sheinfeld .............   1995      100,663      41,487         --                 0           19,900(10)
 Vice President of Operations     1994       80,528      24,851         --            16,572           15,859(11)

------------
(1) Represents $18,874 of contributions by the Company to severance and pension funds and $32,721 for redemption of accrued vacation leave.

(2) Represents contributions by the Company to severance and pension funds.

(3) Includes $212,723 of compensation earned in 1995 and paid in 1996, and excludes $103,305 of compensation earned in 1994 and paid in 1995. Also includes $17,725 of compensation earned in 1995 and paid in 1994, and excludes $52,868 of compensation earned in 1996 and paid in 1995.

(4) Represents $10,976 of contributions by the Company to severance and pension funds and $4,500 contributed by the Company to the Company's 401(k) Plan.

(5) Includes $103,305 of compensation earned in 1994 and paid in 1995, and excludes $26,190 of compensation earned in 1993 and paid in 1994. Also excludes $17,725 of compensation earned in 1995 and paid in 1994. Also excludes $17,725 of compensation earned in 1995 and paid in 1994.

(6) Represents $10,740 of contributions by the Company to severance and pension funds and $4,500 contributed by the Company to the Company's 401(k) Plan.

(7) Represents $11,993 of contributions by the Company to severance and pension funds and $8,824 for redemption of accrued vacation leave.

(8) Represents $11,993 of contributions by the Company to severance and pension funds and $8,455 for redemption of accrued vacation leave.

(9) Represents $9,514 of contributions by the Company to severance and pension funds and $9,832 for redemption of accrued vacation leave.

(10) Represents $11,993 of contributions by the Company to severance and pension funds and $7,907 for redemption of accrued vacation leave.

(11) Represents $9,514 of contributions by the Company to severance and pension funds and $6,345 for redemption of accrued vacation leave.

 RECENT STOCK OPTION GRANTS

   The following table sets forth information regarding options granted during Fiscal 1995. None of the other named executive officers were granted any options in Fiscal 1995.

                                                                                 POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED
                    NUMBER OF   % OF TOTAL STOCK                                 ANNUAL RATE OF STOCK
                      STOCK    OPTIONS GRANTED TO                                 PRICE APPRECIATION
                     OPTIONS     EMPLOYEES IN       PER SHARE      EXPIRATION    FOR OPTION TERM(1)
NAME                 GRANTED      FISCAL YEAR     EXERCISE PRICE($)   DATE        5%($)         10%($)
-------------------------------------------------------------------------------------------------------
Rafi Yizhar ......        0            --                 --            --           --         --
Israel Niv .......        0            --                 --            --           --         --
Henry Schwarzbaum    20,000           6.8%              9.75         5/18/06      122,634    310,780
Mannie Dorfan  ...        0            --                 --            --           --         --
Michael Sheinfeld         0            --                 --            --           --         --

------------

(1) This column shows the hypothetical gains or "option spreads" of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full term of the options and based on the fair market value of $9.75 per Share on the date of pricing of such options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent the Company's estimate or projection of future Share prices.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

   The following table sets forth information regarding the total number and value (based on the December 31, 1995 closing price of the Shares of $12.75) of all outstanding unexercised stock options having an exercise price less than such closing price, held by the named executive officers as of December 31, 1995. No stock options were exercised by any of the named executive officers in Fiscal 1995.

                       NUMBER OF        NUMBER OF        VALUE OF         VALUE OF
                      UNEXERCISED      UNEXERCISED      UNEXERCISED      UNEXERCISED
                     STOCK OPTIONS    STOCK OPTIONS    STOCK OPTIONS    STOCK OPTIONS
                      AT 12/31/95      AT 12/31/95      AT 12/31/95      AT 12/31/95
NAME                  EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-----------------  ---------------  ---------------  ---------------  ---------------
Rafi Yizhar ......      $49,821          $38,751         $617,780         $480,512
Israel Niv .......       37,768           29,375          468,323          364,250
Henry Schwarzbaum         6,348           24,938           78,715           61,231
Mannie Dorfan  ...       13,420           10,438          166,408          129,431
Michael Sheinfeld         9,321            7,251          115,580           89,912

   For a description of the treatment of Company Options in the Merger, see "The Merger Agreement--Options" in the Schedule 14D-9.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATIONS

   The Compensation Committee of the Company Board for 1996 consists of Messrs. Erad and Galil. Mr. Fialkov was a member of the Compensation Committee until his departure in April, 1996. Mr. Erad is Managing Director of Clal Electronics, an investor in the Company, Mr. Fialkov is a General Partner of Poly Ventures, an investor in the Company, and Mr. Galil is a director of Orbotech Ltd., an investor in the Company. No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company Board or the Compensation Committee.

REPORT ON EXECUTIVE COMPENSATION

   The following is the report of the Compensation Committee of the Company Board, describing the compensation policies and rationale applicable to the Company's executive officers with respect to the compensation paid to such executive officers for the year ended December 31, 1995. The information contained in the report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

   The Compensation Committee of the Company Board is charged with the responsibility of administering all aspects of the Company's executive compensation programs. The members of the Compensation Committee for the year ended December 31, 1995 were Messrs. Erad, Fialkov and Galil, who were non-employee Directors of the Company during such period.

   The objectives of the compensation program are: (1) to provide a means for the Company to attract and retain high-quality executives; (2) to tie executive compensation directly to the Company's business and performance objectives; and (3) to reward outstanding performance that contributes to the long-term success of the Company.

   The Company has a simple total compensation program that consists of (1) cash compensation in the form of base salary and bonuses and (2) equity compensation in the form of stock options.

   Base Salary and Bonuses. The Compensation Committee considers specifically the following factors in determining base compensation: (1) a comparison of the Company's growth and financial performance relative to the performance of competitors; (2) salary levels for comparable positions in companies in comparable industries; and (3) each executive's responsibility level and financial and strategic objectives for the subsequent year.

   Annual bonuses for officers are based on the Company's performance compared to goals. Other qualitative factors are also included in determining the bonuses, including achievements within the organization for which an executive is responsible and bonuses given by other similarly situated companies.

   Mr. Yizhar's salary and bonus were determined using the same analyses applicable to the other executive officers. Thus, in determining Mr. Yizhar's compensation, the Compensation Committee evaluated Mr. Yizhar's individual performance and that of the Company in achieving growth and financial performance relative to the performance of competitors. The Compensation Committee also examined the compensation packages provided to chief executive officers of companies in comparable industries.

   Equity Participation. The Company has adopted a stock option plan to provide employees with additional incentives to work to maximize stockholder value. Stock options are granted to executive officers at the discretion of the Compensation Committee, taking into account each officer's performance by examining criteria similar to those involved in determining cash bonuses. To create incentives for high levels of performance over the long term, stock options generally vest over a period of four years.

   Company Options have been awarded to various Company employees. During the fiscal year ended December 31, 1995, an option to purchase 20,000 Shares was granted to Henry Schwarzbaum. The Company believes that the grant of stock options aligns the interests of executive officers closely with the interests of other stockholders because of the direct benefits executive officers receive through improved stock performance.

                                 EXHIBIT INDEX



Exhibit A          --  Agreement and Plan of Merger, dated as of November 24, 1996, among the Company,
                       Parent and the Purchaser.
Exhibit B          --  Opal, Inc. Class B Common Stock Option Plan
Exhibit C          --  Employee Stock Option Plan
Exhibit D          --  1995 Employee Stock Purchase Plan
Exhibit E          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Rafi Yizhar
Exhibit F          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Israel Niv
Exhibit G          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Clal Electronics Industries Ltd.
Exhibit H          --  Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
                       Purchaser and Orbotech Ltd.
Exhibit I          --  Confidentiality and Nondisclosure Agreement dated October 21, 1996
Exhibit J          --  Press Release, dated November 24, 1996
Exhibit K          --  Letter to Stockholders*
Exhibit L          --  Opinion of Robertson, Stephens & Company LLC dated November 24, 1996*

---------------
   * Included in copies mailed to stockholders